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                             March 10, 2021

       Mark Penn
       Chief Executive Officer
       MDC Partners Inc.
       One World Trade Center, Floor 65
       New York, NY 10007

                                                        Re: MDC Partners Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 8,
2021
                                                            File No. 333-252829

       Dear Mr. Penn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Structure Chart, page 26

   1. Please refer to the Combined Company structure chart on page 27. Please revise to add the relative voting
power percentages post-combination between BSPI, the Public and
                                                        Stagwell.
       Treatment of Existing MDC Debt in the Proposed Transactions, page 29

   2. Please revise the third paragraph to disclose the aggregate amount of the Consent
                                                        Solicitation
Consideration.
 Mark Penn
FirstName  LastNameMark Penn
MDC Partners   Inc.
Comapany
March      NameMDC Partners Inc.
       10, 2021
March2 10, 2021 Page 2
Page
FirstName LastName
Interests of MDC's Directors and Executive Officers in the Proposed Transactions, page 40

3. Quantify the approximate amount of payments Stagwell may be entitled to receive under the Tax Receivables Agreement.
4. To the extent the listed interests are quantifiable, please revise to quantify the total amounts that your directors and executive officers may receive in connection with the proposed transactions. For example, you state that the Business Combination will constitute a change in control for purposes of certain compensation and benefit plans of
         MDC, however, you do not indicate how this event will translate into interests of your directors and executive officers.
Our financial condition and results of operations for fiscal 2020 and in the future may be adversely affected..., page 70

5. Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on Stagwell's results of operations, statement of financial position and cash flows as discussed in this risk factor. Please include enough detail so that shareholders can appreciate the discussed risk.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Information
5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 83

6. Refer to footnotes 5(h) and 5(j) - Please revise the notes to the pro forma combined financial information to explain the methods and assumptions used to determine the fair value of the deferred acquisition consideration associated with legacy acquisitions of
         MDC and the fair value of the redeemable noncontrolling interest.
7. Refer to adjustment 5(i) - Please revise to disclose the significant assumptions used to determine the deferred tax liability associated with the Proposed Transaction.
8. Refer to adjustment 5(k) - Please revise to disclose how you calculated or determined the fair value of the convertible preference shares and the fair value of the noncontrolling interest. In addition, please explain how you determined the $263,552 adjustment to decrease common shares and other paid in capital and to increase noncontrolling interest for Stagwell's noncontrolling interest of approximately 74% of OpCo's net assets.
6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

9. Refer to footnote 6(a) - Please revise to disclose the method and assumptions used to determine the adjustment to reflect stock based compensation associated with the vesting of awards for Stagwell agency.
 Mark Penn
FirstName  LastNameMark Penn
MDC Partners   Inc.
Comapany
March      NameMDC Partners Inc.
       10, 2021
March3 10, 2021 Page 3
Page
FirstName LastName
10. Refer to footnote 6(b) - Please revise to explain how you calculated or determined the amount of the pro forma adjustments to rent expense for the year ended December 31,
         2019 and the nine months ended September 30, 2020 due to the remeasurement of MDC's leases.
11. Refer to footnote 6(d) - Please revise to disclose the significant assumptions (i.e., amount of debt, related interest rate) used to determine the pro forma adjustments for additional interest due on the MDC debt and the Stagwell term loan.
12. Refer to footnote 6(f) - As the pro forma adjustments for the nine months ended
         September 30, 2020 and the year ended December 31, 2019 do not appear to be based on the statutory tax rates disclosed in footnote 6(f), please explain in further detail how you calculated or determined the pro forma adjustments to tax expense for each period presented.
13. Refer to footnote 6(g) - Please explain in further detail how you calculated or determined the pro forma adjustments for the noncontrolling interest of Stagwell for the nine months ended September 30, 2020 and the year ended December 31, 2019.
Market Strategy, page 90

14.      We note your disclosure that a majority of Stagwell   s 2019 and 2018
revenues were
         derived from digitally-based work. Please revise to quantify the percentage of revenue derived from digitally-based work for each fiscal year.
15.      We note your disclosure that Stagwell   s revenues from    FAANG
(Facebook, Apple,
         Amazon, Netflix and Google) companies and Microsoft have grown significantly since
         2017. Please revise to quantify the revenue contribution from the referenced companies over the referenced period so that shareholders can appreciate the revenue contribution of these companies.
Recent Developments, page 94

16.      We note your disclosure that the COVID-19 pandemic has negatively impacted
         Stagwell's results of operations, statement of financial position and cash flows due to its impact on certain of Stagwell's brands, particularly those that serve the travel and entertainment industries. To the extent possible, please revise to quantify the negative impacts and include enough information so that shareholders can understand the current and expected impact of COVID-19 on Stagwell's operations and financial condition. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A. Mark Penn
FirstName  LastNameMark Penn
MDC Partners   Inc.
Comapany
March      NameMDC Partners Inc.
       10, 2021
March4 10, 2021 Page 4
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Stagwell Subject Entities
Reportable Segments Results of Operations, page 100

17. We note that you present the Non-GAAP measure "EBITDA" for each of Stagwell's operating segments in MD&A for each period presented in its consolidated statements of operations. Please revise to explain why you believe this Non-GAAP measure is meaningful to potential investors and disclose any additional purposes for which this measure is used by Stagwell's management. Also, please revise to reconcile this Non-
         GAAP measure for the segments to the most comparable GAAP measure, which appears to be net earnings. Refer to the requirements outlined in Item 10(e) of Regulation S-K.
Proposals, page 138

18. You discuss the intent of certain shareholders to vote in favor of the matters presented here, as well as agreements to vote for certain matters. Please revise to discuss the extent to which votes in favor of each of these proposals seems likely, so that readers can appreciate how assured each of these proposals may be.
Background of the Proposed Transactions, page 150

19. We note your disclosure that on December 20, 2019, Mr. Penn advised the 2019 Special
         Committee that only one participant had expressed an interest in pursuing a transaction involving MDC and the 2019 Special Committee determined not to proceed to
         negotiations with such participant. If applicable, please revise to disclose if the expression of interest included any financial terms or valuation of MDC.
20. Elaborate upon the "relative value of the respective businesses of the Company and
         Stagwell," which Moelis presented on September 7, 2020. In this regard, aside from the assumed equity value of $1.424 billion for the Stagwell Subject Entities and the $4.25 per share for MDC Canada common shares presented in the Stagwell Proposal on June 25,
         2020, this discussion does not address how these amounts may have evolved throughout the negotiations. Please revise accordingly.
21. We note on September 13, 2020 and September 23, 2020 that DLA Piper distributed revised draft Term Sheets to Freshfields. To the extent those revised draft Term Sheets included updated pro forma ownership percentages, please revise the respective discussions to disclose those updated percentages.
22. Explain how the parties arrived at the final consideration amount for Stagwell's interest, and the resulting 26% interest to be held by the holders of MDC Canada Common shares.
 Mark Penn
FirstName  LastNameMark Penn
MDC Partners   Inc.
Comapany
March      NameMDC Partners Inc.
       10, 2021
March5 10, 2021 Page 5
Page
FirstName LastName
MDC's Reasons for the Proposed Transactions , page 164

23. Tell us what consideration the MDC Special Committee gave to the various interests of the officers and directors in this transaction, including Mr. Penn, in recommending shareholder approval for the proposed transactions.
Miscellaneous, page 179

24. Please refer to the last paragraph and the summaries of the Financial Advisor Engagement
         Letter and Consent Solicitation Engagement Letter. Please revise to quantify the fees received or to be received pursuant to these engagement letters. Refer to Item 1015(b)(4)
         of Regulation M-A.
Certain Unaudited Prospective Financial Information, page 195

25. You mention certain assumptions made by the parties in preparing the projections presented here. Please revise to disclose those assumptions. Stagwell Ownership Interest and Stagwell Distribution, page 200

26. To the extent possible, please revise to quantify the estimated amount of the Stagwell
         Distribution.
2020 Non-Employee Director Awards, page 201

27. Please revise to identify and detail if any awards will vest based upon the expected composition of the new Combined Company board.
MDC Canada Series 4 Shares and Combined Company Series 8 Shares, page 207

28. We note that following the closing BSPI is expected to be issued Combined Company
         Series 8 Shares with a reduced conversion price. Please revise the second paragraph to clarify the number of Combined Company Class A Common Shares that the Combined
         Company Series 8 Shares would be convertible into.
Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders, page 278

29. Please revise to reflect that your discussion of U.S. and Canadian tax consequences in this
         section and the following section represents counsel   s opinion, as
applicable, rather than
         merely a summary or description of material U.S. and Canadian tax consequences.
         Alternatively, please confirm that counsel, as applicable, will file long-form tax opinions.
 Mark Penn
FirstName  LastNameMark Penn
MDC Partners   Inc.
Comapany
March      NameMDC Partners Inc.
       10, 2021
March6 10, 2021 Page 6
Page
FirstName LastName
Stagwell Marketing Group LLC and Subsidiaries Consolidated Financial Statements Consolidated Statements of Changes in Equity, page F-6

30. We note that the total capital contributions reflected in the statements of changes in equity for the years ended December 31, 2018 and December 31, 2019 as disclosed on page F-6 do not agree to the total of the cash and non-cash capital contributions reflected in the consolidated statements of cash flows on page F-7 or with the amounts disclosed in Note
         19 on page F-44. Please reconcile and revise these disclosures.
14. Noncontrolling Interest and Redeemable Noncontrolling Interest, page F-36

31. In the table reflecting your noncontrolling interest at December 31, 2019 you indicate that you held a 40% percentage interest in Targeted Victory at this date. However, in the second paragraph following the table, you indicate that as a result of acquiring an additional 9% of common units of Targeted Victory on December 2, 2019, the Company owns 60% of the issued and outstanding equity in Targeted Victory. Please reconcile and revise these disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services